Dec 8, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attn:  Brian Cascio, Accounting Branch Chief

Re:                               Alpha Pro Tech, Ltd.( SEC file # 001-15725)

Dear Mr. Cascio:

I enclose herewith our response to your letter of comments dated November 26, 2008 regarding Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008.

Response of Alpha Pro Tech, Ltd. to SEC letter of comments dated November 26, 2008 with respect to Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008, purpose of which is to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure of our filings.

Item 4. Controls and Procedures, page 21

1.  We note that statement in Item 4 on page 21 that your chief executive officer and chief financial officer “have concluded that our disclosure controls and procedures were designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms”.  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response:

We will file an amendment to the Form 10-Q for the quarters ended March 31,  June 30 and September 30, 2008 to address Item 4, the officers’ conclusions regarding the  effectiveness of our disclosure controls and procedures.

     Item 4. Controls and Procedures, will appear as follows on the amended 10-Q’s and future filings:

ITEM 4.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Disclosure controls and procedures are the controls and other procedures that we designed to ensure that we record, process, summarize and report in a timely manner the information we must disclose in reports that we file with or submit to the Securities and Exchange Commission under the Exchange Act.

In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and we are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting.

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal quarter ended March 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In connection with our responses to the SEC comments, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 905-479-0654 extension 228.

Respectfully submitted,

Lloyd Hoffman

Chief Financial Officer

Alpha Pro Tech, Ltd.